Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

(A)	2016 Company Asset Management Agreement

Reference is made to the announcement of the Company dated 27 December 2012 in relation to the 2013 Company Asset Management Agreement entered into between AMC and the Company. The 2013 Company Asset Management Agreement will expire on 31 December 2015. On 22 December 2015, the Board resolved that AMC and the Company shall enter into the 2016 Company Asset Management Agreement, whereby AMC shall continue to invest and manage assets entrusted to it by the Company. AMC and the Company will enter into the 2016 Company Asset Management Agreement prior to the expiration of the 2013 Company Asset Management Agreement.

(B)	2016 CLIC Asset Management Agreement

Reference is made to the announcement of the Company dated 19 December 2014 in relation to the 2015 CLIC Asset Management Agreement entered into between AMC and CLIC. The 2015 CLIC Asset Management Agreement will expire on 31 December 2015. On 22 December 2015, the Board resolved that AMC and CLIC shall enter into the 2016 CLIC Asset Management Agreement, whereby AMC shall continue to invest and manage assets entrusted to it by CLIC. AMC and CLIC will enter into the 2016 CLIC Asset Management Agreement prior to the expiration of the 2015 CLIC Asset Management Agreement.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued capital of the Company, and is therefore a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. As such, the transactions under each of the 2016 Company Asset Management Agreement and the 2016 CLIC Asset Management Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2016 Company Asset Management Agreement are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2016 CLIC Asset Management Agreement are less than 0.1%, such transactions are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

(A)	2016 Company Asset Management Agreement

Reference is made to the announcement of the Company dated 27 December 2012 in relation to the 2013 Company Asset Management Agreement entered into between AMC and the Company. The 2013 Company Asset Management Agreement will expire on 31 December 2015.

On 22 December 2015, the Board resolved that AMC and the Company shall enter into the 2016 Company Asset Management Agreement, whereby AMC shall continue to invest and manage assets entrusted to it by the Company. AMC and the Company will enter into the 2016 Company Asset Management Agreement prior to the expiration of the 2013 Company Asset Management Agreement.

Principle Terms of the 2016 Company Asset Management Agreement

Scope of services

Pursuant to the 2016 Company Asset Management Agreement, AMC will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of the applicable laws and regulations, regulatory requirements and the investment guidelines of the Company. The Company will retain the title of the entrusted assets and AMC will be authorized to operate the accounts associated with the entrusted assets for and on behalf of the Company. The Company may add to or withdraw from the assets managed by AMC pursuant to the 2016 Company Asset Management Agreement. The Company will have the right to establish, amend and change the investment guidelines (relating to the investment scope, investment restrictions, investment strategy, risk tolerance, performance appraisal method and investment return target, etc.). The Company will also have the right to monitor the investment management activities of AMC.

Service fees

In consideration of AMC’s service in respect of investing and managing assets entrusted to it by the Company under the 2016 Company Asset Management Agreement, the Company will pay service fees to AMC in cash, which consists of a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated according to the net asset value of the assets under management and a fixed management fee rate of 0.05% per annum. The variable service fee is payable annually and is determined after an appraisal has been conducted by the Company with respect to the assets under management and the relevant services provided by AMC each year. The variable service fee is calculated on the basis of 20% of the fixed service fee per annum, by multiplying a payment ratio determined by the Company based on the results of its annual appraisal of AMC.

The services fees under the 2016 Company Asset Management Agreement were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Term

The 2016 Company Asset Management Agreement is for a term of three years effective from 1 January 2016 and expiring on 31 December 2018.

Annual Caps

Historical figures

The service fees paid by the Company to AMC for the two years ended 31 December 2014 and the six months ended 30 June 2015 were as follows:

Period	Amount of Service Fees Paid
(RMB in million)
Year ended 31 December 2013	846
Year ended 31 December 2014	886
Six months ended 30 June 2015	467

Annual caps

The annual cap in respect of the service fees to be paid by the Company to AMC under the 2016 Company Asset Management Agreement for each of the three years ending 31 December 2018 is RMB1,500 million.

In determining the above annual cap, the parties have taken into account the historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market.

(B)	2016 CLIC Asset Management Agreement

Reference is made to the announcement of the Company dated 19 December 2014 in relation to the 2015 CLIC Asset Management Agreement entered into between AMC and CLIC. The 2015 CLIC Asset Management Agreement will expire on 31 December 2015.

On 22 December 2015, the Board resolved that AMC and CLIC shall enter into the 2016 CLIC Asset Management Agreement, whereby AMC shall continue to invest and manage assets entrusted to it by CLIC. AMC and CLIC will enter into the 2016 CLIC Asset Management Agreement prior to the expiration of the 2015 CLIC Asset Management Agreement.

Principle Terms of the 2016 CLIC Asset Management Agreement

Scope of services

Pursuant to the 2016 CLIC Asset Management Agreement, AMC will invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. CLIC will retain the title of the entrusted assets and AMC will be authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. CLIC may add to or withdraw from the assets managed by AMC pursuant to the 2016 CLIC Asset Management Agreement. CLIC will have the right to establish, amend and change the investment guidelines (relating to the investment purpose, investment scope, strategic investment allocation, forecast of cash inflow and outflow, liquidity requirement and risk control requirement). CLIC will also have the right to monitor the investment management activities of AMC.

Service fees

In consideration of AMC’s service in respect of investing and managing assets entrusted to it by CLIC under the 2016 CLIC Asset Management Agreement, CLIC will pay AMC a base service fee for asset management in cash at the rate of 0.05% per annum. Such service fee is calculated and payable on a monthly basis, by multiplying the average of book balance of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions, the principals and interests of debt investment plans, equity investment plans, project asset-backed plans and customized non-standard products) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12.

After the end of each fiscal year, CLIC will evaluate the investment performance with respect to the assets entrusted to AMC in the previous year, and adjust the base service fee for asset management by reference to the actual and targeted investment returns.

The service fees for debt investment plans, equity investment plans, project asset-backed plans and customized non-standard products will be determined separately by the parties.

The services fees under the 2016 CLIC Asset Management Agreement were determined by CLIC and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Term

The 2016 CLIC Asset Management Agreement will become effective upon signing by the parties and their respective legal representatives or authorized representatives and affixing of company seal of both parties, and expire on 31 December 2018. The parties will negotiate the renewal of the agreement within 90 business days prior to its expiry. The entrustment term stipulated in the 2016 CLIC Asset Management Agreement is from 1 January 2016 to 31 December 2018.

Annual Caps

Historical figures

The service fees paid by the CLIC to AMC for the two years ended 31 December 2014 and the six months ended 30 June 2015 were as follows:

Period	Amount of Service Fees Paid
(RMB in million)
Year ended 31 December 2013	133
Year ended 31 December 2014	128
Six months ended 30 June 2015	67

Annual caps

The annual caps in respect of the service fees to be paid by CLIC to AMC under the 2016 CLIC Asset Management Agreement for the three years ending 31 December 2018 are RMB320 million, RMB310 million and RMB300 million, respectively.

In determining the above annual caps, the parties have taken into account the historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

(A)	2016 Company Asset Management Agreement

Taking into account AMC’s past performance of the asset management agreement which generally satisfied the asset management needs of the Company, and the historical cooperation between the parties, the parties consider it appropriate to continue the asset management arrangement and enter into the 2016 Company Asset Management Agreement.

(B)	2016 CLIC Asset Management Agreement

The transactions under the 2016 CLIC Asset Management Agreement will enable AMC to capitalize on its operational advantages and help realize the effective allocation and utilization of current resources, thereby raising the profitability of the Company and its subsidiaries which is in line with the long-term interests of the Company and its shareholders.

Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Haifeng, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade hold positions in CLIC and/or AMC and have abstained from voting on the Board resolutions passed to approve the 2016 Company Asset Management Agreement and the 2016 CLIC Asset Management Agreement, and the transactions contemplated thereunder.

The Directors, including the independent non-executive Directors, are of the view that the continuing connected transactions under each of the 2016 Company Asset Management Agreement and the 2016 CLIC Asset Management Agreement have been conducted on normal commercial terms, were entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps for each of the continuing connected transactions under the above agreements are fair and reasonable.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued capital of the Company, and is therefore a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. As such, the transactions under each of the 2016 Company Asset Management Agreement and the 2016 CLIC Asset Management Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2016 Company Asset Management Agreement are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2016 CLIC Asset Management Agreement are less than 0.1%, such transactions are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

CLIC, being the controlling shareholder of the Company, offer insurance policies to groups and individuals, which are managed by the Company under the policy management agreement.

The principal business activities of AMC are to manage insurance funds and to provide consultation services relating to insurance fund management.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2013 Company Asset Management Agreement”	the asset management agreement entered into between AMC and the Company on 27 December 2012

“2015 CLIC Asset Management Agreement”	the asset management agreement entered into between AMC and CLIC on 31 December 2014

“2016 CLIC Asset Management Agreement”	the asset management agreement proposed to be entered into between AMC and CLIC, whereby AMC will continue to invest and manage assets entrusted to it by CLIC

“2016 Company Asset Management Agreement”	the asset management agreement proposed to be entered into between AMC and the Company, whereby AMC will continue to invest and manage assets entrusted to it by the Company

“AMC”	(China Life Asset Management Company Limited), a limited liability company incorporated under the laws of the PRC and a non-wholly owned subsidiary of the Company

“Board”	the board of Directors of the Company

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	as defined in the Listing Rules

“controlling shareholder”	as defined in the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 22 December 2015

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping, Robinson Drake Pike